OPERATING AGREEMENT
REALTYHIVE LLC

This OPERATING AGREEMENT of RealtyHive LLC, a Wisconsin limited liability company incorporated on or about April 20, 2017 ("Company") is made by and between its Members, who are identified hereto on Schedule A; and is effective as of April 28, 2019 the ("Effective Date"):

ARTICLE 1
DEFINITIONS

The following terms not otherwise defined in this Operating Agreement shall have the following terms:

1. "Act" means the Wisconsin Limited Liability Company Act, Wis, § 183.0102 et. seq.
2. "Adjusted Capital Account Deficit" means, with respect to a Member, the deficit balance, if any, in such Member's Capital Account as of the end of applicable Fiscal Year or other relevant date, after giving effect to the following adjustments:
   (a) Credit to such Capital Account of any amounts which such Member is obligated to restore pursuant to any provisions of this Operating Agreement or is deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulation Sections 1.704- 2(g)(l) and 1.704-2(i)(5); and
   (b) Debit to such Capital Account of the items described in subsections (4), (5) and (6) of Treasury Regulation Section 1.704-l(b)(2)(ii)(d).
3. "Affiliate" means a Person directly or indirectly, through one or more intermediaries, controlling, controlled by or under common control with the Person in question. The term "control", as used in the immediately preceding sentence, means, with respect to a Person that is a corporation, the right to exercise, directly or indirectly, more than 50% of the voting rights attributable to the shares of such corporation and, with respect to a Person that is not a corporation, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person.
4. "Capital Account" means a capital account maintained in accordance with Treasury Regulation Section I .704-1(b) as amended from time to time.
5. "Capital Contributions" means the sum of the Initial Capital Contribution and any other capital contributions made by a Member to the Company.
6. "Code" means the Internal Revenue Code of 1986, as amended from time to time.
7. "Common Units " shall mean common interests in the Company, either with voting rights ("Common Units") or without voting rights ("Modified Common Units").
8. "Company" means RealtyHive LLC, a Wisconsin limited liability company.
9. "Covered Person" shall have the meaning set forth in Section 3.8.
10. "Damages" shall have the meaning set forth in Section 3.8.
11. "Drag-A long Members" shall have the meaning set forth in Article 9.
12. "Eligible Participation Percentage" shall have the meaning set forth in Art. 9.
13. "Entity" means any general partnership, limited partnership, limited liability

company, corporation, joint venture, trust, business trust, cooperative or association or other business entity or organization.

14. "Exempt Transfer" means (a) if the Member is an individual, Transfers pursuant to applicable laws of descent and distribution to such Member's spouse, children, grandchildren, parents or siblings, or Transfers during the lifetime of such Member to such Member's spouse, children, grandchildren, parents or siblings or to a trust whose beneficiaries are such Member's spouse, children, grandchildren, parents or siblings, (b) Transfers by a Member to one or more of its Affiliates, which have been approved by the Managers, (c) if a Member is a partnership or limited liability company, to its partners or members as part of a general distribution to all such partners or members, and (d) Transfers following an underwritten public offering of the Company's equity securities , and (e) Transfers by Members to other Members which are approved in writing by the Mangers. Unless approved by the Managers in writing, only the economic rights and no voting rights shall be transferred in connection with any Exempt Transfer.

15. "Fiscal Year" means the Company's fiscal year, which shall be the calendar year ending December 31 or such other fiscal year as determined from time to time by the Managers.

16. "Initial Capital Contributions" means the contributions to the capital of the Company made by Members.

17. "Liquidating Member" shall have the meaning set forth in Section 10.2.

18. "Majority Members" means Members holding Common Units and Modified Common Units which, taken together, exceed 50% of all outstanding Common Units and Modified Common Units.

19. "Managers" means the individuals having the right to manage the day-to-day business affairs of the Company pursuant to the terms set forth in this Operating Agreement.

20. "Member" means each of the parties who execute a counterpart of this Operating Agreement as a Member and each of the parties who may hereafter become a Member as provided in this Operating Agreement. All Members, the number of Units held by each Member and the number of such Units that are Common Units and Profits Interest Units are set forth on Schedule A attached hereto.

21. "Membership Interest" means for each Member, a percentage that corresponds to the ratio that its Units owned bears to the total number of Units outstanding.

22. "Modified Common Units" shall mean common voting interests in the Company that are the same as Common Units in all respects except that Modified Common Units will have no preferential return on sale proceeds as defined herein in Article 10.

23. " Net Losses" means the Company's taxable losses.

24. "Net Profits" means the Company's taxable income.

25. "Operating Agreement" means this Operating Agreement as originally executed and as amended from time to time.

26. "Operating Cash Flow" means all cash, revenues and funds received by the Company from Company operations and amounts received by the Company upon disposition of any of its assets, less the sum of the following

to the extent paid or set aside by the Company: principal, interest and other payments with respect to indebtedness of the Company (including indebtedness to Members of the Company) and all other sums paid to lenders; all cash expenditures incurred incident to the normal operation of the Company's business; and such Reserves as the Managers deem reasonably necessary to the proper operation of the Company's business.

27. "Permitted Issuance" means any of the following: (a) the issuance of Company Common Units or Modified Common Units pursuant to the April 25, 2019 Private Placement Memorandum issued by the Company; (b) Profit Interest Units issued in the discretion of the Manager; (c) the issuance of Units in connection with the acquisition of another Person by the Company by merger, purchase of all or substantially all of the assets or outstanding equity securities or other form of transaction, (d) any issuance of equity securities approved by the Managers, including any issuance of additional Profit Interest Units for employee incentive programs, and (e) any issuance following an underwritten public offering of the Company's equity securities.

28. "Person" means any individual or Entity, and the heirs, executors, administrators, legal representatives, successors, and assigns of such "Person" where the context so permits.

29. " Pro Rata Portion" means that ratio of (a) the number of Units held by a Member, divided by (b) the total number of outstanding Units less the number of Units held by the Transferring Member.

30. "Reserves" means, with respect to any fiscal period, funds set aside or amounts allocated during such period to reserves which shall be maintained in amounts deemed sufficient by the Managers for working capital and to pay taxes, insurance, debt service or other costs or expenses incident to the ownership or operation of the Company ' s business.

31. "Treasury Regulations" or "Regulations" means the Federal Income Tax Regulations promulgated under the Code, as such Regulations may be amended from time to time (including corresponding provisions of succeeding Regulations).

32. " Units" means the equity interests of Members in the Company, which shall be either Common Units or Modified Common Units. The Members' ownership interests, capital contributions and types of equity interests are set forth on Schedule A hereto as amended from time to time.

ARTICLE II
BUSINESS OF THE COMPANY

SECTION 2.1 Formation. The Company has been organized as a limited liability company pursuant to the provisions of the Act, effective as of April 20, 2017, which is date that the Certificate of Formation was filed with the Secretary of State of the State of Wisconsin. Nothing herein interrupts or alters the continued existence of the Company. This Operating Agreement is not retroactive.

SECTION 2.2 Name. The name of the Company is RealtyHive LLC.

SECTION 2.3 Principal Place of Business. The principal place of business of the Company shall be such place as is acceptable to the Managers.

SECTION 2.4 Agreement; Effect of Inconsistencies with the Act. For and in consideration of the mutual covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Members executing this Operating Agreement hereby agree to the terms and conditions of this Operating Agreement, as it may from time to time be amended according to its terms. It is the express intention of the Members that this Operating Agreement shall be the sole source of agreement of the Members with respect to the operation of the Company, and, except to the extent a provision of this Operating Agreement expressly incorporates federal income tax rules by reference to sections of the Code or Regulations or is expressly prohibited or ineffective under the Act, this Operating Agreement shall be considered amended to the smallest degree possible in order to make the agreement effective under the Act. In the event the Act is subsequently amended or interpreted in such a way to make any provision of this Operating Agreement that was formerly invalid valid, such provision shall be considered to be valid from the effective date of such interpretation or amendment. The Members hereby agree that each Member shall be entitled to rely on the provisions of this Operating Agreement, and no Member shall be liable to the Company or to any Member for any action or refusal to act taken in good faith in reliance on the terms of this Operating Agreement. The Members and the Company hereby agree that the duties and obligations imposed on the Members of the Company as such shall be those set forth in this Operating Agreement, which is intended to govern the relationship among the Company and the Members, notwithstanding any provision of the Act or common law to the contrary.

SECTION 2.5 Purpose of Company. The Company is formed for the purpose of engaging in any lawful act or activity for which limited liability companies may be formed under the Act and engaging in any and all activities necessary or incidental to the foregoing.

SECTION 2.6 Members of Company. All Members of the Company are identified by their complete name and address as set forth in Schedule A. The Manager will update this Schedule as new members are admitted to the Company or existing Members transfer their interest. Any Person approved by the Managers may become a Member of the Company for such Capital Contribution as the Managers shall determine, subject to the terms and conditions of this Operating Agreement. No new Members shall be entitled to any retroactive allocation of losses, income or expense deductions incurred by the Company.

SECTION 2.7 Membership Units. The Company membership interests will include two types: (a) Common Units are those units with full voting rights, which are being sold in the Company's Private Placement Offering dated April 25, 2019 as "Series A" Units. Common Units only will have priority of distributions upon any sale of the entire Company, as set forth in this Operating Agreement. (b) Modified Common Interest Units are those interests retained by the founder, which shall be the same as Common Units in all respects except that these Modified Common Units will have no preferential right of return upon sale.

ARTICLE III
MANAGEMENT OF THE COMPANY

SECTION 3.1 <u>Company Management.</u> The Management of the Company shall be vested solely in the Managers. The Managers shall handle the day-to-day operations of the Company subject to the voting requirements set forth herein. The Members shall have no power to participate in the management of the Company except as expressly set forth in this Operating Agreement or the Act. The number of Managers may be increased or decreased from time to time by the vote of the Majority Members; <u>provided, however,</u> the Company shall at all times have a minimum of one Manager. The Manager is Wade Micoley. In the event he is unable or unwilling to continue serving as Alternate Manager, the Alternate Manager will be Marla Micoley. Should either the Manager or Alternate Manager be unable or unwilling to serve in their management role, the Second Alternate Manager shall be Mark Herman.

In addition, the following provisions shall apply to the Managers:

(a) <u>Meetings of the Managers.</u> Meetings of the Managers may be held in person or by telephone or any other communications equipment by means of which all participating Managers can simultaneously hear each other during the meeting.

(b) <u>Procedure.</u> The Managers may establish rules of procedure consistent with the terms and conditions of this Operating Agreement pursuant to which they shall conduct their proceedings.

(c) <u>Voting and Quorum</u>. Each Manager shall be entitled to cast one vote. The presence, in person or by proxy, of a majority of the Managers by voting power, shall constitute a quorum for the transaction of business; provided, however, that at least Wade Micoley and/or Mark Herman must be present at such meeting for a quorum to exist. A simple majority of the Managers, by voting power, is required to approve any item subject to a vote of the Managers.

(d) <u>Action by Written Consent.</u> Any action taken by the Managers by written consent shall have the same force and effect as a vote of the Managers so long as a majority of the Managers by voting power execute such written consent.

SECTION 3.2 <u>Officers and Agents.</u> The Managers may appoint officers to run the day-to-day operations of the Company and shall have the authority to hire and retain officers and agents, including employees, representatives, attorneys, consultants, and contractors, without further review and approval from the Members. All Officers and Agents serve at the discretion of the Managers. The Managers may appoint such Persons to act as authorized agents for the Company as the Managers deem appropriate. Each such authorized agent shall have such authority and shall perform such duties as may be provided in this Operating Agreement, or as the Managers may from time to time prescribe, or as set forth in an employment agreement approved by the Managers. All Officers and Agents shall be subject to removal at any time by the Managers with or without cause, subject to the terms of any employment or other contractual agreement terms.

SECTION 3.3 <u>Third Parties.</u> No Person dealing with the Managers shall be required to determine his or her authority to make any commitment or undertaking on behalf of the Company, nor to determine any fact or circumstance bearing upon the existence of its authority. No purchaser of any asset owned by the Company shall be required to determine the right to sell or the authority of the Managers to sign and deliver on behalf of the Company any such instrument of transfer, or to see to the application or distribution of revenues or proceeds paid or credited in connection therewith.

SECTION 3.3 <u>Reimbursement of Expenses.</u> The Members and any Officers or Agents appointed by the Managers shall only be reimbursed for out of pocket expenses incurred in connection with the conduct of the Company's business if such Member or agent has obtained the Managers' prior written consent.

SECTION 3.4 <u>Revaluation.</u> The Managers have the authority, in their discretion, but consistent with Treasury Regulation Section 1.704-l(b)(2)(iv)(t), to cause a revaluation of the Company's assets.

SECTION 3.5 <u>Removal, Death, or Incapacity of Manager.</u>

(a) <u>Removal of a Manager.</u> A Manager may only be removed with cause upon the vote of 66 percent of the voting membership interest approving such removal. A Manager may only be removed without cause upon the unanimous consent of the voting membership interest voting to approve the removal.

(b) <u>Death or Incapacity of a Manager.</u> In the event that the Manager, the Alternate Manager and the Second Alternate Manager are all unable to perform his or her duties, a replacement Manager may be elected by the vote of the Majority of all voting Members.

SECTION 3.6 <u>Managers Have No Exclusive Duty to the Company; Manager Conflicts of Interest.</u> The Managers will not be required to devote all of their time to the Company. The Members acknowledge that Managers may have other business interests and may engage in other activities in addition to those relating to the Company. The Members acknowledge and agree that the Managers may have business interests which pose an actual or inherent conflict of interest. Managers will disclose all potential conflicts of interest both at the time of their appointment and when such additional conflicts of interest arise during the course of their duties and present a potential conflict of interest in the Manager's decision-making. Managers may be recused from voting on any decision involving the manager's conflict of interest.

SECTION 3.7 <u>Indemnification of the Managers and Members.</u> The Company will indemnify the Managers and each of the Members (each, a "Covered Person") and hold each Covered Person harmless to the fullest extent permitted under the Act from and against any loss, damage, liability , obligation, fine, claim, action, suit, proceeding, demand, expense, tax or similar item, or any reasonable attorney fees relating to any of the foregoing ("Damages") suffered or incurred by such Covered Person, as such, in the course of serving in any office of, or otherwise representing or acting for or on behalf of the Company (in each case within the scope of the authority of the Covered Person), except to the extent that a judgment or other final adjudication (in each case which is not subject to appeal) adverse to such Covered Person establishes: (a) that acts of the Covered Person were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or (b) that the Covered Person personally gained, in fact, a financial profit or other advantage to which the Covered Person was not legally entitled; provided, however, that, any other provision hereof notwithstanding, any such indemnification will be solely from the net assets of the Company, and no Member will be required to make any capital contribution or otherwise pay any amount from such Member's own assets as a result thereof. The Company may procure directors and officers and other liability insurance in such amounts and covering such risks as the Managers, in their sole discretion, determines to be appropriate to fund any indemnification required or permitted to be made hereunder. Upon making a claim for indemnification, a Covered Person, as applicable, may request in writing that the Company advance to such Covered Person the expenses of defending the claim, action, suit or proceeding giving rise to such indemnification claim and the Company will advance such expenses; provided, however, that the Covered Person furnishes the Company with such assurances and security as may be reasonably requested by the Company to assure repayment of the amounts advanced by the Company in the event that a judgment or other final adjudication (in each case which is not subject to appeal) is rendered holding that such Covered Person was not entitled to be indemnified by the Company pursuant to this Operating Agreement. Any such Covered Person will agree to return to the Company amounts advanced by the Company in the event that a judgment or other final adjudication (in each case which is not subject to appeal) is rendered holding that such Covered Person is or was not entitled to be indemnified by the Company in accordance with this Operating Agreement or applicable law.

SECTION 3.8 Limitation of the Managers' Liability. The Managers will not be liable to the Company or any Member for any Damages suffered or incurred by any Person on account, or by reason, of any claim based on or arising from, any act taken or omitted to be taken in the course of representing or performing services for the Company or otherwise in the capacity as the Manager or as an employee or officer of the Company except to the extent that a judgment or other final adjudication (in each case which is not subject to appeal) adverse to the Manager establishes that: (a) the acts or omissions of the Manager were in violation of any provision of this Operating Agreement, or were in bad faith or involved intentional misconduct or a knowing violation of law, or (b) the Manager, in fact, personally gained a material financial profit or other advantage to which the Manager was not legally entitled. Each party waives the right to litigate in court or arbitrate any claim or dispute relating to the Company and/or this Operating Agreement as a class action, either as a member of a class or as a representative.

SECTION 3.9. Advisory Board. The Managers may establish an Advisory Board composed of those persons willing and able to provide valuable business guidance, including but not limited to Common Unit holders with relevant expertise and experience relevant to Company business or persons with particular expertise or ability whether or not such persons are equity holders in the Company. The members of the Advisory Board will be appointed in the Manager's sole discretion. The Manager may in his discretion provide compensation or reimbursement of expenses for the members of the Advisory

Board. The Advisory Board members will not undertake any personal responsibility for Company business and governance and may not be held personally liable for any actions, inactions or omissions of the Company. The Advisory Board will collectively advise the Managers regarding Company opportunities, financial performance and growth potential, and any other matters as requested by the Manager. The Advisory Board will meet telephonically or in person as determined by the Manager. To assist in the performance of their duties, the Advisory Board may be provided with sensitive and confidential business information which is not available to all members. In order to safeguard the confidentiality and trade secret protection for such information, all members of the Advisory Board will be required to execute confidentiality and non-disclosure agreements.

ARTICLE 4
RIGHTS AND OBLIGATIONS OF MEMBERS

SECTION 4.1 <u>Limitation on the Members' Liability.</u> Each Member's liability shall be limited as set forth in this Operating Agreement, the Act and other applicable law. No Member shall have any personal liability for any debts or losses of the Company beyond its Capital Contributions, except as provided by law. The failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business or affairs under this Operating Agreement or the Act shall not be grounds for imposing personal liability on the Members for liabilities of the Company.

SECTION 4.2 <u>Waiver of Partition.</u> The Members hereby waive any right of partition or any right to take any other action that otherwise might be available to them for the purpose of severing their relationship with the Company or their interest in the assets held by the Company from the interests of the other Members. This includes, to the maximum extent enforceable by law, any right to demand the equitable dissolution of the company for "member oppression" or similar theories. All members agree that they are voluntarily waiving any available rights to seek an order compelling the buyback of their membership interest or sale of the interest to other members in order to protect the Company from the costs of such claims. Should the Company be forced to incur costs to defend such claims brought in violation of this provision, the Company shall be entitled to all reasonable attorney fees and costs incurred in defending the action.

SECTION 4.3. <u>Access to Financial Information.</u> All members will receive two annual financial reports, as well as additional periodic reports containing such information that the Managers determine in their discretion is necessary for the informed exercise of voting rights. Members will also have access to company facilities upon reasonable request and subject to necessary trade secret protections. Members will have the right to additional information only pursuant to reasonable request and for reasonable purposes relating to their interests as a Member, as defined by the Act, and all requests for such information must be in writing and directed to the Manager pursuant to the requirements of the Act.

SECTION 4.4. <u>Limitation on Disclosure of Company Information to Members.</u> The Members acknowledge and agree that due to the need to protect sensitive and valuable business and trade secret information (defined as sensitive business information other than Financial Information distributed to Members in the ordinary course of business) from unauthorized disclosure to competitors, and in accordance with the United States Defend Trade Secrets Act and state law governing the protection of business trade secrets, Members will not have access to all Company books and records. All competitive and trade secret information will be strictly protected and released only on a need-to-know basis. Members waive and disclaim the right to bring suit to compel the disclosure of such information. Members agree that the Company will be entitled to charge the reasonable attorney fees and costs incurred in responding to any information demands to the Member seeking such disclosure.

SECTION 4.5. <u>Voting On Company Business</u>. The Manager will from time to time request a vote of all Company members entitled to vote. Members will be entitled to vote on any matter submitted to a vote of the Members in accordance with their respective share ratios of total Common Units or Modified Common Units. All actions submitted for vote require Majority Members' (51 percent of all voting members) approval unless otherwise specified.

Voting will be conducted pursuant to a standard practice set by the Manager. Managers will provide Notice of any meeting addressing an action requiring a Vote with ten business days' advance notice, unless in the Managers' discretion the business circumstances require a shorter timeframe to respond.

Meetings may be conducted telephonically or electronically at the discretion of the Manager. All Members will provide the Manager with their current contact information, including email addresses and telephone numbers, at which their notice of meetings will be sent. Members agree to monitor any email address provided to the Manager in order to obtain timely notice of meetings. Complete copies of all general and specific proxy statements must be provided to the Manager. Members will have the right to vote on all of the following, which will be approved by majority (51 percent) vote:

(a) Amendment to Articles of Organization;
(b) Any transaction involving an actual or potential conflict of interest between a Member and a Manager;
(c) Non-mandatory capital calls for up to 10 percent of each Member's original investment funds. The Members agree that the Managers may recommend and establish in connection non-mandatory capital calls certain incentives providing for either (i) capital contributions to be made in the form of a loan, payable with an interest rate and duration to be determined, with interest and principal payments provided priority to distributions; or (ii) dilution of non-contributing' Members' Membership Interests; or (iii) other reasonable incentives as determined by the Manager. Once approved by a majority of the Voting Members, such non-mandatory capital call incentive programs may be carried out by the Managers without further action of the Members;
(d) The admission of new or substitute holders of Common Interest Units. The Members specifically agree that new Common Interest Unit holders must be approved by majority vote of all Members entitled to vote, and once approved, all new members will have full rights as Common Interest Unit holders, including voting rights, without the need for further votes;
(e) The allocation of losses other than pro rata pursuant to Membership Interests.
(f) A sale of the Company, subject to the requirements of Article 9.

The following must be approved by a 2/3 (66 percent) majority vote:

(a) The Dissolution of the Company;
(b) Removal of a Manager;
(c) Expulsion of a Member;
(d) Borrowing or debt in excess of $500,000 per transaction with no aggregate limit;

(e) Any proposed acquisition of a going concern where the total purchase price exceeds $500,000;
(f) Any change in the character or nature of the Company.

ARTICLE 5
CONTRIBUTIONS AND CAPITAL ACCOUNTS

SECTION 5.1 Maintenance of Capital Accounts. The Company shall establish and maintain a Capital Account for each Member. The Capital Account shall consist of the cash and the fair market value of property, including physical assets; trademarks, licenses and intellectual property; contractual rights; and other valuable property contributed by such Member to the Company (net of liabilities secured by such contributed property that the Company is considered to assume or take subject to under Code Section 752), plus such Member's share of Net Profits and any items of income or gain that are specifically allocated to such Member less (a) all distributions of cash and the fair market value of property distributed to such Member (net of liabilities secured by such distributed property that such Member is considered to assume or take subject to under Code Section 752), and (b) such Member's share of Net Losses and any items of deduction or loss that are specifically allocated to such Member pursuant to Treasury Regulation Section l.704-l(b)(2)(iv); and the provisions of this Operating Agreement shall be interpreted consistently therewith. Upon the transfer of all or part of a Member ' s Interest, the Capital Account of the transferor Member that is attributable to the transferred Membership Interest will carry over to the transferee.

SECTION 5.2 Members' Initial Capital Contributions. Each Member has made an initial Capital Contribution to the Company in the amount determined by the Managers and set forth on the books and records of the Company.

SECTION 5.3 Obligation for Additional Capital Contributions. No Member shall be obligated to make any Capital Contributions to the Company other than as provided for in Section 5.2.

SECTION 5.4 Units. A Member's limited liability company interest in the Company shall be represented by Units issued to such Member by the Company. Such Units shall be voting common units (the "Common Units") or voting common units without priority of distribution on sale ("Modified Common Units").

SECTION 5.5 Interest. No interest shall be paid by the Company on any Capital Contribution of any Member.

SECTION 5.6 No Withdrawal of Capital. No Member shall have the right to withdraw or reduce its Capital Contribution except as provided in this Operating Agreement or by law until all liabilities of the Company, except liabilities to Members on account of their Capital Accounts, have been paid and the Company has been liquidated. Except as otherwise provided herein, no Member shall have the right to demand or receive property

other than cash in return for his or her Capital Contribution.

SECTION 5.7 Method of Accounting. The records of the Company shall be maintained on such method of accounting as may be elected by the Managers.

SECTION 5.8 Allocation of Losses. The Members may elect to allocate losses in a manner other than pro rata in proportion to each members' Membership Interest. Any allocation of net losses other than pro rata shall be approved by the Members pursuant to a majority vote as defined in Section 4.5.

ARTICLE 6
DISTRIBUTIONS TO MEMBERS

SECTION 6.1 Distributions of Operating Cash Flow. Distributions of Operating Cash Flow may be made to the Members in proportion to their respective Membership Interests. The Managers will determine appropriate amounts available for Distributions in their sole discretion, to be consistent with the maintenance of adequate Reserves. Managers may make tax distributions but have no obligation to do so.

SECTION 6.2 Tax Distributions. The Company MAY make a sufficient cash allocation for each calendar year to cover the amount of income taxes payable for each of its Members based on their relative equity positions in the Company. The Company may make cash distributions to Members to cover their income taxes based on their equity positions in the Company at such times as the Managers may determine. For this purpose, it will be assumed that (a) each Member has carried over its allocable share of prior losses from the Company allocated to it as a Member, and (b) each Member can use tax credits allocable to Members. Notwithstanding the foregoing, no distributions shall be required pursuant to this Section in the year in which the Company is liquidated.

SECTION 6.3 Limitation on Distributions. Notwithstanding any provision to the contrary contained in this Operating Agreement, the Company shall not make a distribution to any Member on account of its Membership Interest if such distribution would violate the Act or other applicable law.

ARTICLE 7
DISTRIBUTIONS TOMEMBERS

SECTION 7.1 Net Loss and Net Profit Defined. "Net Profits" and " Net Losses " mean FIX the Company's taxable income or loss determined in accordance with the Code Section 703(a) for each of its Fiscal Years (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(l) will be included in taxable income or loss); provided, however, that (i) such Net Profits and Net Losses will be computed as if items of tax-exempt income and nondeductible, non-capital expenditures (under Code Sections 705(a)(l)(B) and 705(a)(2)(B)) were included in the computation of taxable income, gain, loss or deduction and (ii) such

Net Profits and Net Losses shall not include any amounts specially allocated pursuant to Section 7.3 of this Operating Agreement. If any Member contributes property to the Company, or if any Company property is revalued pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(f) or as otherwise required by the Regulations, Net Profits and Net Losses will be computed as if the initial adjusted basis for federal income tax purposes to the Company of such contributed or revalued property equaled its initial book value to the Company as of the date of contribution or revaluation. Credits or debits to Capital Accounts due to a revaluation of Company assets in accordance with Treasury Regulation Section 1.704(b)(2)(iv)(f), or due to a distribution of noncash assets, will be taken into account as gain or loss from the disposition of such assets for purposes of this Article.

SECTION 7.2 <u>Allocation of Net Loss or Net Profit</u>. Except as otherwise provided by the Managers, the Net Loss or the Net Profit for each fiscal year of the Company shall be allocated to the Members in proportion to their respective Membership Interests.

SECTION 7.3 <u>Special Allocations</u>. For Federal income tax purposes, any income, gain, loss or deduction with respect to property contributed by a Member to the Company that has a fair market value different from its adjusted basis for Federal income tax purposes, or with respect to any Company property that has been revalued pursuant to Section 7.1 hereof, shall be allocated among the Members in accordance with Code Section 704(c) and the Treasury Regulations thereunder.

The following special allocations shall be made in the following order:

(a) <u>Minimum Gain Chargeback</u>. Notwithstanding any other provision of this Article 7, if there is a net decrease in Company Minimum Gain (as defined in Treasury Regulations Sections l.704-2(b) and (d)) during any Fiscal Year, each Member shall be specifically allocated items of income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount and manner sufficient to satisfy the requirements of Treasury Regulation Section l.704-2(f). This Section is intended to comply with the minimum gain chargeback requirement in such section of the Treasury Regulations and shall be interpreted consistently therewith.

(b) <u>Member Minimum Gain Chargeback</u>. Notwithstanding any other provision of this Article 7, if there is a net decrease in Member Nonrecourse Debt Minimum Gain (as defined in Treasury Regulation Section l.704-2(i)) during any Fiscal Year, each Member who has a share of the Partner Nonrecourse Debt Minimum Gain shall be specifically allocated items of income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount and manner sufficient to satisfy the requirements of Treasury Regulation Section l.704-2(i). This Section is intended to comply with the minimum gain chargeback requirement in Treasury Regulation Section 1.704-2(i) and shall be interpreted consistently therewith.

(c) <u>Qualified Income Offset</u>. In the event a Member unexpectedly receives any adjustments, allocations or distributions described in (4), (5) or (6) of Treasury Regulation Section 1.704-1(b)(2)(ii)(d), then each such Member shall be specifically allocated items of Company income and gain in an amount and manner sufficient to

eliminate, to the extent required by such Treasury Regulations, the Adjusted Capital Account Deficit of such Member as quickly as possible. This section is intended to constitute a "qualified income offset" under Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(d) Nonrecourse Deductions. Any Member Nonrecourse Deductions (as defined in Treasury Regulation Section 1.704-2(i)) for any Fiscal Year or other period shall be specifically allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt (as defined in Treasury Regulation Section l.704-2(b)(4)) to which such Member Nonrecourse Deductions are attributable in accordance with Treasury Regulation Section 1.704-2(i).

SECTION 7.4 Other Allocation Provisions. Except as otherwise provided herein, any allocation to a Member of a portion of Net Profits or Net Losses for a Fiscal Year will be deemed to be an allocation to that Member of the same proportionate part of each item of income, gain, loss, deduction or credit that is earned, realized or available by or to the Company for Federal income tax purposes.

In the event of a transfer of a Member's Membership Interest pursuant to this Operating Agreement, the death or dissolution of a Member, or the distribution of any Company property to a Member, the Managers may, upon a distribution of any property described in Code Section 734 or upon a transfer described in Code Section 743 (as the case may be), make an election pursuant to Code Section 754. Each Member shall supply all information necessary to make such election and otherwise cooperate with respect to such election.

SECTION 7.5 Allocation on Transfer of Interest. The Managers may, at their option, at the time a new Member is admitted, or at the time of Transfer of a Membership Interest, close the Company books (as though the Company' s tax year had ended) and make allocations of Company profits and losses, and items of income, gain, loss, deduction and credit attributable to the Interest transferred between the transferor and the transferee on the basis of (i) the number of days in the fiscal period before the admission or Transfer and (ii) one plus the number of days after the admission or Transfer, in accordance with the provisions of Section 706(d) of the Code and the Treasury Regulations promulgated thereunder.

SECTION 7.6 Amendments to Allocation Provisions. Upon the consent of the Managers, the Company may adopt such conventions as the Company deems appropriate in making allocations for the purpose of complying with the Regulations from time to time under Code Section 704, rulings or positions of the Internal Revenue Service, court decisions, or as the Members otherwise deem advisable.

ARTICLE 8
BOOKS AND RECORDS

SECTION 8.1 Accounting Period. The Company's accounting period shall be the Company's Fiscal Year.

SECTION 8.2 Records. At the expense of the Company, proper and complete records and books of account shall be kept or shall be caused to be kept by the Managers in which shall be entered fully and accurately all transactions and other matters relating to the Company's business in such detail and completeness as is customary and usual for businesses of the type engaged in by the Company. The books and records shall at all times be maintained at the principal executive office of the Company with copies maintained electronically as determined to be appropriate by the Managers.

SECTION 8.3 Tax Matters. The Company shall cause the preparation and timely filing of all tax returns required to be filed by the Company pursuant to the Code and all other tax returns deemed necessary and required in each jurisdiction in which the Company does business. Copies of such returns, or pertinent information therefrom, shall be furnished to the Members within a reasonable time after the end of the Company's Fiscal Year. The initial "tax matters partner" of the Company pursuant to Code Section 6231(a)(7) shall be Mark Herman. Subject to the terms of this Operating Agreement, the tax matters partner shall be authorized to represent the Company in connection with all matters relating to tax status, tax reports or tax filing for the Company.

ARTICLE 9
TRANSFERABILITY; RESTRICTIONS ON TRANSFER; RIGHT OF FIRST REFUSAL; DRAG-ALONG RIGHT; PREMPTIVE RIGHT

SECTION 9.1 General Restriction on Transferability. Except for Exempt Transfers, or as expressly provided in this Article 9, no Member shall have the right to sell, assign, pledge, hypothecate, exchange or otherwise transfer for consideration, whether pursuant to a sale, loan transaction, merger, consolidation, voluntary dissolution or voluntary termination of the Member; or otherwise, gift, bequeath or otherwise transfer for no consideration; or transfer pursuant to any divorce, settlement, partition action, or otherwise (collectively "Transfer") all or any part of its (or their) Units (a) without the prior written consent of the Managers, which consent may be withheld or granted in the Managers' sole discretion, and (b) without complying with the provisions of this Article. The Managers may require that customary and reasonable opinions, certificates and other documents be delivered to the Company as a condition precedent to any Transfer of Units. Any Transfer that does not comply with the requirements of this Section 9.1 shall be null and void ab initio and can be disregarded by the Company.

SECTION 9.2 Obligations and Rights of Third-Party Transferees; Termination. Notwithstanding anything in this Operating Agreement to the contrary, no transferee of a Member shall become a Member unless: (i) the transferee or donee is a Member immediately prior to the Transfer of the Units, or (ii) the Managers approves such transferee as set forth in this Operating Agreement.

No Transfer shall be effective unless and until written notice (including the name, address, and taxpayer identification number of the transferee or donee) has been provided to the Company and the transferee has executed such other documentation as may reasonably be required by the non-transferring Member(s). This provision does not restrict the right of estate planning trusts holding the Membership Units to alter or change the beneficiary of the Trust's interest in Membership Units.

Any attempted Transfer of Units, not in compliance with this Operating Agreement shall be, and is declared to be, null and void ab initio; provided, however, that in the case any Transfer as a result of the death of a Member, the heir(s) of such Member, shall be entitled to receive such distributions from the Company as the bequeathing Member would have been entitled to receive had such assigning Member retained his or her Units; provided, in no event shall such Member's heir(s) or such transferee be entitled to vote as a result of their ownership interest in such Units.

SECTION 9 .3 <u>Right of First Refusal</u>. If any Member (the "Transferring Member") proposes to Transfer any Units other than in an Exempt Transfer (the "Transfer Units"), then the Transferring Member shall promptly deliver a written notice (the "Transfer Notice") to the Company and to each other Member. The Transfer Notice shall describe in reasonable detail the proposed Transfer, including the number of Units to be sold or transferred, the nature of such Transfer, the consideration to be paid, and any other material terms and conditions upon which such Transfer is to be made. The Company shall have the option, exercisable upon written notice to the Transferring Member within 20 days after delivery of the Transfer Notice, to purchase some or all of the Transfer Units. In the event that the Company declines to purchase all of the Transfer Units, each Member other than the Transferring Member shall then have the option, exercisable upon written notice to the Transferring Member within 30 days after delivery of the Transfer Notice, to purchase such Member's Pro Rata Portion of the Transfer Units not purchased by the Company. The purchase price at which the Transfer Units are offered to the Company and the Members other than the Transferring Member, and the other terms of sale, shall be as specified in the Transfer Notice.

In the event that any Member fails to fully exercise such option within such 30-day period, each Member fully exercising its option may purchase, on a pro rata basis, the Transfer Units not purchased by other Members. The Transferring Member will promptly notify those Members that fully exercised their options, in writing, of the availability of additional Transfer Units, and each of the fully-exercising Members shall have ten days from the date of delivery of any such notice to agree to purchase up to such Member's pro rata portion of such Transfer Units.

If the Company and/or one or more Members exercise their options described in Section 9.3(a) and (b) above, then within ten days following the expiration of all required notice periods, (i) the Transferring Member shall deliver to the Company one or more certificates representing the Transfer Units, properly endorsed for transfer, (ii) the Company, with respect to the Transfer Units it has elected to purchase, shall deliver to the Transferring Member a check for the purchase price of the Transfer Units it has elected to purchase, against delivery of such certificates, and (iii) the Members, with respect to any Transfer Units they have elected to purchase, shall deliver to the Company checks payable to the Transferring Member for the purchase price of the Transfer Units each respective Member has elected to purchase, against delivery of such certificates. The Company agrees to effect the Transfer of Transfer Units on its membership ledger, to issue new certificates representing such transferred Transfer Units as appropriate, and to deliver the Members' checks, if any, to the Transferring Member. Following compliance with the requirements of this Section, the Transferring Member will be free to sell any Transfer Units that have not been purchased by the Company or the other Members during the 120 days following the expiration of all required notice periods on terms and conditions materially not more favorable and at a purchase price not less than offered to the Company and the other Members.

SECTION 9.4 <u>Drag-Along Right</u>. In the event that the Managers (the "Drag-Along Members") approve a sale of all or substantially all of the assets or capital equity of the Company to a bona fide purchaser that is not an Affiliate of the Company or any Member (an "Approved Sale"), then each Member shall vote for, consent to and raise no objections against such Approved Sale; provided, however, that except as provided below, such sale may not obligate the Members in any manner other than to deliver good title to their Units free and clear of all liens, claims and encumbrances, to indemnify the purchaser (solely out of the proceeds of such sale) and, in the case of the Company and any Member who is an employee of the Company, to refrain from competing with the purchaser. If the Approved Sale is structured as (a) a merger or consolidation, each Member waives any dissenters' rights, appraisal rights or similar rights such Member may have in connection with such merger or consolidation, or (b) a sale of Units, each Member agrees to sell all of his or her Units and rights to acquire Units on the terms and conditions so approved. Each Member shall take all necessary or desirable actions in connection with the consummation of the Approved Sale as reasonably requested by the Drag-Along Members. The Drag-Along Members shall have the right to appoint an officer of the Company to execute all documents related to such Approved Sale on behalf of the Company. The Company agrees to cooperate with the Drag-Along Members' exercise of their rights under this Section. Such cooperation shall include providing information and access to any prospective purchasers in furtherance of such purchasers' due diligence investigation of the Company. In the event of an Approved Sale, each of the Members hereby appoints the Managers as its true and lawful representative and attorney- in-fact, in its name, place and stead to make, execute, sign, acknowledge, swear to and file any and all instruments, certificates and other documents which may be deemed necessary or desirable to effect such Approved Sale. The power of attorney hereby granted by each of the Members is coupled with an interest, is irrevocable, and shall survive, and shall not be affected by, the subsequent death, disability, incompetency, termination, bankruptcy, insolvency or dissolution of such Member.

SECTION 9.5 <u>Preemptive Right</u>. If at any time the Managers propose to cause the Company to issue new equity securities of the Company (other than in a Permitted Issuance), then the Company shall: (a) give each Member written notice setting forth in reasonable detail (i) the material terms and provisions of the securities proposed to be issued, (ii) the price and other terms and conditions of the proposed sale of such securities, (iii) the amount of such securities proposed to be issued and (iv) such other information as any Member may reasonably request in order to evaluate the proposed issuance, and (b) offer to issue to each Member that is an "accredited investor" or non-accredited "sophisticated investor" (as defined in the regulations promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended), on the terms and conditions and at the purchase price set forth in such notice, a portion of such securities equal to a percentage determined by dividing (x) the number of Units by such Member by (y) the total number of Units then outstanding. <u>The Members' intention in creating this process is to provide each Member with protections against involuntary dilution of interest</u>. Each Member must exercise its purchase right hereunder within 15 days after receipt of such notice from the Company. Upon expiration of such 15-day period, the Company will be free to sell such securities that have not been sold pursuant to this Section during the 120 days following the expiration of such 15-day period on terms and conditions not materially more favorable and at a purchase price not less than offered to the Members. Any such securities offered or sold by the Company after such 120-day period must be reoffered to the Members pursuant to this Section 9.5.

ARTICLE 10
DISSOLUTION AND LIQUIDATION

SECTION 10.1 <u>Dissolution</u>. The Company shall be dissolved upon the earliest to occur of any of the following: (a) the sale, transfer or other disposition of all or substantially all of the assets of the Company, or (b) the decision of the Managers to dissolve the Company.

Upon such dissolution, provided that the total Company assets are sufficient to provide such return after repayment of debt, receivables and employee obligations, and unless otherwise required by the Act or other applicable law, the Members agree that the following terms will govern the distribution of assets:

(a) First, (a) holders of Common Interests which were acquired as Series A interests pursuant to the Company's April 25, 2019 Private Placement Offering will receive one times the original purchase price;

(b) Second, the balance of all proceeds will be distributed pro-rata to holders of all units in proportion to their Membership Interest;

(c) The members specifically agree that Holders of Common Interest Units will receive their full return of one times the purchase price before any amount is distributed to holders of Modified Common Interest Units.

SECTION 10.2 <u>Winding up of Affairs and Liquidation of Assets</u>. Upon dissolution of the Company, one or more Members appointed by the Managers or, in the case of a dissolution where only one Member remains, the remaining Member, shall be the liquidating trustee for the Company (the "Liquidating Member") and shall proceed to wind up the affairs of the Company, liquidate the remaining property and assets of the Company and wind-up and terminate the business of the Company. If the Members cannot agree on the choice of a Liquidating Member, the liquidating trustee shall be the Company's legal counsel or such other third party chosen by the Majority Members. The liquidating trustee shall cause a full accounting of the assets and liabilities of the Company to be taken and, unless the Majority Members otherwise agree, shall, in such trustee 's discretion (with a view to maximizing the value of the Company's assets), cause the assets of the Company either to be liquidated or distributed in kind and the business to be wound up as promptly as possible by distributing the net proceeds of asset sales and the remaining assets as set forth in this Operating Agreement.

ARTICLE 11
MISCELLANEOUS PROVISIONS

SECTION 11.1 Entire Agreement. This Operating Agreement constitutes the entire agreement of the Members with respect to its subject matter, including, without limitation, the Original Agreement. There are no restrictions, promises, representations, warranties, covenants, or undertakings other than those expressly set forth or referred to herein. This Operating Agreement supersedes all other prior agreements, representations, and understandings, both written and oral, between the Members with respect to the subject matter hereof, and except as otherwise expressly provided herein, is not intended to confer upon any other person any rights or remedies hereunder.

SECTION 11.2 Amendments and Modifications. This Operating Agreement may be amended or modified at any time, and from time to time by the Managers and, subject to any mandatory provisions of the Act or applicable law to the contrary, any amendment or modification so adopted by the Managers shall be binding upon the Company and all the Members; provided, however, that no amendment or modification of this Operating Agreement that would have the effect of (a) requiring a Member to make any further Capital Contributions, or (b) reducing a Member's Capital Account , may be adopted as set forth in this Section without the written consent of each Member so affected thereby.

SECTION 11.3 Severability. In the event that any one or more of the provisions contained in this Operating Agreement or in any other document executed in connection herewith shall, for any reason, be held to be invalid, illegal or unenforceable in whole or in part, such illegality, invalidity or unenforceability, but only to the extent thereto, shall not affect any other provisions of this Operating Agreement; provided, however, that in such case the Managers shall endeavor to amend or modify this Operating Agreement (subject to the terms, conditions and requirements set forth in Section 11.2) to achieve to the extent reasonably practicable the purpose of the invalid provision.

SECTION 11.4 Governing Law and Consent to Jurisdiction. This Operating Agreement shall be governed by, enforceable under, and construed in accordance with the laws of the State of Wisconsin without giving effect to choice or conflict of law provisions. Each of the Members consents to the exclusive jurisdiction of the federal or state courts sitting in the State of Michigan, County of Oakland, and of the United States District Court, Eastern District of Michigan for any proceeding arising out of or relating to this Operating Agreement (and agrees not to commence any proceeding relating thereto except in such courts), and further agrees that service of any process, summons, notice or document by U.S. registered mail to its address set forth on the books and records of the Company shall be effective service of process for any proceeding brought against it in any such court. Each party hereto hereby irrevocably and unconditionally waives any objection to the laying of venue of any proceeding arising out of this Operating Agreement in the courts of the State of Michigan and of the United States of America located in the State of Michigan, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such proceeding brought in any such court has been brought in an inconvenient forum. Each party hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each party hereto irrevocably and unconditionally waives any right to a trial by jury and agrees that any other party hereto may file a copy of this Section with any court as written evidence of the knowing, voluntary and bargained-for agreement among the parties irrevocably to waive its right to trial by jury in any limitation or matter.

SECTION 11.5 <u>No Waiver of Rights.</u> No failure or delay on the part of any party in the exercise of any power or right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power or right preclude other or further exercises thereof or of any other right or power. The waiver by any party or parties hereto of a breach of any provision of this Operating Agreement shall not operate or be construed as a waiver of any other or subsequent breach hereunder. All rights and remedies existing under this Operating Agreement are cumulative and are not exclusive of any rights or remedies otherwise available.

SECTION 11.6 <u>Counterparts.</u> This Operating Agreement may be executed in counterparts, each of which shall be deemed an original agreement, but all of which together shall constitute one and the same instrument. Execution and delivery of this Operating Agreement by facsimile transmission (including the delivery of documents in Adobe PDF format) shall constitute execution and delivery of this Operating Agreement for all purposes, with the same force and effect as execution and delivery of an original manually signed copy hereof.

SECTION 11.7 <u>Construction.</u> Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word "including" shall mean including without limitation.

SECTION 11.8 <u>Headings.</u> Headings of sections and clauses of this Operating Agreement are inserted for convenience of reference only and shall not affect the interpretation or be deemed to constitute a part of this Operating Agreement.

SECTION 11.9 <u>Elimination of Manager Fiduciary Duties.</u> Each of the parties hereto acknowledges and agrees that, (a) to the fullest extent permitted by applicable law, the Managers shall have no fiduciary duties to the Company or to each other hereunder, and (b) the applicability of default principles of fiduciary duty to the conduct of Managers, whether under the Act or other applicable law, is hereby explicitly disclaimed and of no force or effect as regards the Company.

[SIGNATURE PAGE FOLLOWS]

RealtyHive LLC

By:

Mark Herman
Its: **President**

Date: 4/28/19

By: _____

Wade Micoley
Its: **CEO Founder**

Date: 4/28/19